

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2024

Haimei Wu
Chief Executive Officer
Baird Medical Investment Holdings Limited
Room 202, 2/F, Baide Building, Building 11, No. 15
Rongtong Street, Yuexiu District, Guangzhou, People's Republic of China

Re: Baird Medical Investment Holdings Limited
Amendment No. 5 to Registration Statement on Form F-4
Exhibit No. 99.9
Filed July 19, 2024
File No. 333-274114

Dear Timothy Babich:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance